SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: February 2007

Given Imaging Ltd.
(Exact name of registrant as specified in charter)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F   __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                  No  X

EXPLANATORY NOTE

     On February 27, 2007, Given Imaging Ltd. (the “Company”) issued a press release announcing results of the fourth quarter and the year ended December 31, 2006. A Copy of the press release is attached to this Form 6-K as Exhibits 99.1.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date:	February 28, 2007	By:	/s/ Ido Warshavski
			Name:	Ido Warshavski
			Title:	General Counsel & Corporate
Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated February 27, 2007, announcing results of the fourth quarter and the year ended December 31, 2006.